82-1819

Form 51-901F

ISSUER DETAILS

NAME OF ISSUER: Ridgeway Petroleum Corp.

FOR QUARTER ENDED: September 30, 2003

DATE OF REPORT: November 17, 2003

**ISSUER'S ADDRESS: 1080, 700-4th Avenue S.W.
Calgary, Alberta
T2P 3J4**

ISSUER TELEPHONE NUMBER: (403) 266-6362

ISSUER FACSIMILE NUMBER: (403) 262-5294

CONTACT NAME: J. Bruce Petrie

CONTACT'S POSITION: Chief Financial Officer

CONTACT TELEPHONE NUMBER: (403) 266-6362

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNITURE: **"Walter B. Ruck"**

PRINT FULL NAME: Walter B. Ruck

DATE SIGNED: November 17, 2003

DIRECTOR'S SIGNITURE: **"K. Barry Sparks"**

PRINT FULL NAME: K. Barry Sparks

DATE SIGNED: November 17, 2003

dlw 11/20

Ridgeway Petroleum Corp.

SCHEDULE "A"
CONSOLIDATED
FINANCIAL STATEMENTS
September 30, 2003

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED BALANCE SHEET

	September 30 2003	December 31 2002
Assets		
Current assets		
Cash	**$ 562,008**	$ 309,820
Accounts receivable	**6,499**	21,657
Prepaid expenses and deposits	**228,011**	255,667
	796,518	587,144
Office furniture and equipment and automotive, at cost	**171,987**	171,987
Less: Accumulated depreciation	**(102,726)**	(87,887)
	69,261	84,100
Resource properties, net *(Note 3)*	**38,236,888**	37,592,582
	$ 39,102,667	$ 38,263,826
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**$ 72,612**	$ 120,463
Future income tax liability *(Note 5)*	**8,425,233**	8,425,233
Shareholders' Equity		
Share capital *(Note 4)*		
Authorized		
25,000,000 preference shares of no par value		
100,000,000 common shares of no par value		
Issued		
Common shares	**60,866,570**	58,923,573
Deficit	**(30,093,343)**	(29,037,038)
Common shares acquired, at cost *(Note 4)*	**(168,405)**	(168,405)
	30,604,822	29,718,130
	$ 39,102,667	$ 38,263,826

Contingencies (Note 1)

Approved by the Board **"K. B. Sparks"** **Director** **"W. B. Ruck"** **Director**

K. B. Sparks W. B. Ruck

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Quarter ended September 30 2003	2002
Revenues		
Production of crude carbon dioxide, net of royalties	$ 173	$ 63,360
Interest and other income	1,744	6,603
	1,917	69,963
Expenses		
Depreciation and depletion	5,077	45,573
Foreign currency translation (gain)	35,023	(8,092)
Insurance	9,560	8,589
Land management services	2,404	15,868
Legal	24,562	55,204
Office and equipment	35,704	31,441
Other	5,435	3,198
Other professional	75,418	76,948
Promotion	12,368	5,370
Transfer agent and stock exchange fees	11,256	4,397
Travel	23,007	13,825
Wages and salaries	86,374	105,430
	326,188	357,751
Loss for the period	(324,271)	(287,788)
Deficit, beginning of period	(29,769,072)	(28,041,340)
Deficit, end of period	$(30,093,343)	$(28,329,128)
Loss per share-Basic and diluted	$ (0.01)	$ (0.01)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Nine months ended September 30 2003	2002
Revenues		
Production of crude carbon dioxide, net of royalties	$ 87,662	$ 63,360
Interest and other income	5,751	7,786
	93,413	71,146
Expenses		
Depreciation and depletion	83,135	48,798
Foreign currency translation	69,152	15,570
Insurance	27,802	27,675
Land management services	15,686	58,412
Legal	127,445	124,585
Office and equipment	145,973	117,766
Other	8,755	10,061
Other professional	225,818	281,281
Promotion	41,944	33,027
Transfer agent and stock exchange fees	48,054	45,950
Travel	56,764	33,081
Wages and salaries	299,190	317,277
	1,149,718	1,113,483
Loss for the period	(1,056,305)	(1,042,337)
Deficit, beginning of period	(29,037,038)	(27,286,791)
Deficit, end of period	$(30,093,343)	$(28,329,128)
Loss per share-Basic and diluted	$ (0.03)	$ (0.03)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter ended September 30 2003	2002
Cash (used in) provided by operating activities		
Loss for the period	$ **(324,271)**	$ (287,788)
Items not affecting cash		
Depreciation and depletion	**5,077**	45,573
	(319,194)	(242,215)
Changes in non-cash working capital	**(42,724)**	(51,016)
Cash (used in) provided by operating activities	**(361,918)**	(293,231)
Cash provided by (used in) investing activities		
Property expenditures	**(95,967)**	(92,346)
Office furniture and equipment and automotive	**-**	(62,113)
Cash provided by (used in) investing activities	**(95,967)**	(154,459)
Cash provided by (used in) financing activities		
Issuance of share capital for cash	**907,497**	866,862
Acquisition of common shares of the Company	**-**	(68,511)
Cash provided by (used in) financing activities	**907,497**	798,351
Increase (decrease) in cash	**449,612**	350,661
Cash, beginning of period	**112,396**	259,396
Cash, end of period	$ **562,008**	$ 610,057

CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months ended September 30 2003	2002
Cash (used in) provided by operating activities		
Loss for the period	**$ (1,056,305)**	$ (1,042,337)
Items not affecting cash		
Depreciation and depletion	**83,135**	48,798
	(973,170)	(993,539)
Changes in non-cash working capital	**(5,037)**	670
Cash (used in) provided by operating activities	**(978,207)**	(992,869)
Cash provided by (used in) investing activities		
Property expenditures	**(712,602)**	(733,598)
Office furniture and equipment and automotive	**-**	(62,113)
Cash provided by (used in) investing activities	**(712,602)**	(795,711)
Cash provided by (used in) financing activities		
Issuance of share capital for cash	**1,942,997**	1,584,362
Acquisition of common shares of the Company	**-**	(97,861)
Cash provided by (used in) financing activities	**1,942,997**	1,486,501
Increase (decrease) in cash	**252,188**	(302,079)
Cash, beginning of period	**309,820**	912,136
Cash, end of period	**$ 562,008**	$ 610,057

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

1 *Operations*

The Company reported a loss of $1,056,305 for the period ended September 30, 2003 (2002-- $1,042,337) and working capital of $723,906 as at September 30, 2003 (2002-- $752,202). Continuation of operations and realization of the capitalized cost of resource properties are dependent upon the Company obtaining long term contracts for carbon dioxide, constructing the appropriate facilities and obtaining additional external financing and achieving profitable operations. Management is focussed on the activities necessary to achieve these objectives.

An assumption underlying the preparation of financial statements in accordance with generally accepted accounting principles is that the enterprise will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future and do not reflect the adjustments that would otherwise be necessary if the going concern assumption was not appropriate. These financial statements have been prepared on the going concern assumption which, in the opinion of management, is appropriate.

The objectivity and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by year end, are the responsibility of management of the Company. In management's opinion, the financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company's accounting policies.

2 *Summary of significant accounting policies*

These financial statements are presented in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation
The consolidated financial statements of the Company include the accounts of Ridgeway Petroleum Corp. and its wholly-owned subsidiary Ridgeway Petroleum (Florida), Inc. ("RF").

The consolidated financial statements of RF include the results of its wholly-owned subsidiary, Arizona Resources Industries, Inc. and its wholly-owned subsidiaries, Ridgeway Arizona Oil Corp. and Ridgeway Industries, Inc.

Foreign currency translation
The operations of the Company's foreign subsidiaries are classified as fully integrated. Assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Expenses are translated at average exchange rates prevailing during the period with the exception of write-downs, which are translated at historical rates. Exchange gains or losses are included in earnings.

Depreciation
Office furniture and equipment are depreciated using the declining balance method at a rate of 20% per year. Automotive is depreciated using the declining balance method at a rate of 30% per year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

Resource properties
The Company's resource property activities were accounted for using the preproduction or development stage method. Direct expenditures are initially capitalized, net of recoveries, and written off if no reserves are found. Other costs are expensed until development commences. Commencing July 1, 2002, these capitalized costs are being depleted using the unit of production method, based on the estimated volumes of gas to be produced during the twenty-year contract to provide crude carbon dioxide for a liquids plant located within the field. The carrying value of the Company's resource properties is subject to a quarterly assessment for potential impairment. Any impairment loss is the difference between the carrying value of the properties and its net recoverable amount (undiscounted). The carrying value of the properties is treated as a single cost centre for the purposes of this assessment.

Income taxes
Income taxes are recorded using the liability method of accounting. Under this method, future income tax liabilities are determined by applying the tax rate at the end of the accounting period to the temporary differences between the accounting and tax bases of the Company's assets and liabilities. The future benefit of current and past tax losses is recognized whenever it is more likely than not that the Company will be able to generate sufficient future taxable income to utilize the tax losses before they expire.

Stock option plan
The Company periodically grants stock options to directors and employees of the Company. No compensation is recognized when the stock options are issued or exercised. The consideration paid upon exercise of stock options is credited to share capital.

Per share data
The diluted per share information is calculated using the treasury stock method. The treasury stock method assumes the notional exercise of all in-the-money stock options and warrants and that all notional proceeds to the Company are used to repurchase the Company's common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti-dilutive. The weighted average number of shares outstanding during the year, which was used for purposes of the computation of per share data, was 37,924,600 (2002-37,025,000).

3 *Resource properties*

	September 30 **2003**	**2002**
Balance, beginning of period	**$ 37,592,582**	$ 36,930,037
Add: Expenditures	**712,602**	733,598
Deduct: Depletion for the period	**(68,296)**	(43,961)
Balance, end of period	**$ 38,236,888**	$ 37,619,674

Resource property expenditures were incurred on the Company's Arizona and New Mexico leases. Of the expenditures, approximately $20 million comprise resource property costs which are without tax basis. The balance of the expenditures comprise primarily drilling costs and include approximately $4,829,000 of lease acquisition and rental costs (2002 - $4,134,000).

4 *Share capital*

	September 30, 2003		September 30, 2002	
	Number	**Amount**	**Number**	**Amount**
Balance, beginning of period	**37,546,569**	**$ 58,923,573**	36,621,013	$ 57,339,211
Issued for cash				
Private placements	**608,332**	**1,317,497**	-	-
Warrants	**30,000**	**63,000**	555,556	1,111,112
Incentive stock options	**450,000**	**562,500**	370,000	473,250
Balance, end of period	**38,634,901**	**$ 60,866,570**	37,546,569	$ 58,923,573

Pursuant to a normal course issuer bid which expired September 30, 2002, the Company acquired 85,200 of its common shares at a cost of $168,405.

The following tables summarize the information about currently exercisable stock options to purchase common shares at September 30, 2003:

	Stock Options	**Weighted Average Exercise Price**
Balance, beginning of period	3,615,000	$2.33
Granted	1,745,000	2.45
Exercised	(450,000)	1.25
Expired	(1,090,000)	3.05
Balance, end of period	3,820,000	$2.30

Exercise Price ($)	Outstanding Stock Options Number of Options	Weighted Average Remaining Contractual Life (Months)
1.75	265,000	5
1.80	1,185,000	13
2.45	1,745,000	34
2.90	100,000	16
2.95	200,000	20
3.00	75,000	21
3.30	250,000	4
	3,820,000	22.3

The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for share options granted to employees and directors. As now required by Canadian Generally Accepted Accounting Principles, the impact on compensation costs using the fair value method, had such compensation costs been recorded in the Statement of Operations, must be disclosed. If the Black-Scholes method had been used for the 1,745,000 stock options granted at an exercise price of $2.45 during the period ended September 30, 2003, the Company's loss for the period would have increased from $1,056,305 to $2,895,884 and the loss per share would have increased from $0.03 to $0.08 per basic and diluted share, all on a pro forma basis. If the Black-Scholes method had been used for the 375,000 stock options granted at exercise prices ranging from $2.90 to $3.00 and the 250,000 stock options extended at an exercise price of $3.30 during the period ended September 30, 2002, the Company's loss for the period would have increased from $1,042,337 to $2,076,629 and the loss per share would have increased from $0.03 to $0.06 per basic and diluted share, all on a pro forma basis. The Black-Scholes model is currently the only method recognized by the regulators. The Company believes this method is limited in its application for determining the fair value of stock options.

The fair value of each option granted or extended is estimated on the date of grant or extension using the Black-Scholes option-pricing model with the following weighted average assumptions: risk free interest rate--3.0%, expected lives (years)--2.0, expected volatility--1.009 (2002--1.10). The weighted average grant-date fair value of the options granted during the period ended September 30, 2003 was $1.05 (2002--$1.65) per option.

Common share purchase warrants to purchase 608,332 common shares at exercise prices of $2.25 and $2.45 were also outstanding. These warrants expire in 2005.

5 Income taxes

At December 31, 2002, the Company and its subsidiaries had unrecognized non-capital losses and oil and gas tax deductions aggregating approximately $14.7 million (of which approximately $6.6 million relates to U.S. subsidiaries). The potential benefit of these losses has not been recognized in these financial statements. The Canadian non-capital losses of approximately $6.3 million expire over various years up to 2010; the losses of the U.S. subsidiaries are available to be utilized over the next twenty years, and the oil and gas tax deductions have unlimited carryforwards.

Substantially all of the Company's future tax liability is related to temporary differences between the accounting and tax bases of the Company's resource properties.

6 Segmented information

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico.

For the period ended September 30, 2003, the Company had a loss of $1,056,305. Approximately $455,505 of this loss pertains to the U.S. operations.

	September 30, 2003		
	Canada	U.S.A.	Total
	$	$	$
Office furniture and equipment and automotive	71,426	100,561	171,987
Less: Accumulated depreciation	(59,156)	(43,570)	(102,726)
Resource properties	-	38,398,449	38,398,449
Less: Accumulated depletion	-	(161,561)	(161,561)
Corporate assets	575,842	220,676	796,518
Total assets	$ 588,112	$ 38,514,555	$ 39,102,667
Capital expenditures	$ -	$ 712,602	$ 712,602

For the year ended December 31, 2002, the Company had a loss of $1,360,454. Approximately $725,398 of this loss pertains to the U.S. operations.

	December 31, 2002		
	Canada	**U.S.A.**	**Total**
Office furniture and equipment and automotive	$ 71,426	$ 100,561	$ 171,987
Less: Accumulated depreciation	(56,996)	(30,891)	(87,887)
Resource properties	-	37,685,847	37,685,847
Less: Accumulated depletion	-	(93,265)	(93,265)
Corporate assets	275,808	311,336	587,144
Total assets	$ 290,238	$ 37,973,588	$ 38,263,826
Capital expenditures	$ -	$ 817,923	$ 817,923

7 *Financial instruments*

The Company's financial assets and liabilities that are included in the consolidated balance sheet comprise cash, accounts receivable and current liabilities. The fair values of the financial assets and liabilities that are included in the consolidated balance sheet approximate their carrying amount.

8 *Comparative amounts*

Certain amounts relating to 2002 have been restated to conform with the presentation adopted in 2003.

September 30, 2003 Quarterly Report

BC Form 51-901F
Schedule "B": Supplementary Information

1. **Analysis of expenses and deferred costs--Schedule "A"**

- Resource property expenditures for the nine months ended September 30, 2003 were $712,602 and included primarily lease rental costs.

- Other professional expenses of $225,818 include consulting fees related to the ongoing development of its St. Johns Helium/CO_2 Project in eastern Arizona and western New Mexico.

- Office and equipment expenses of $145,973 include rent ($53,950), telephone ($25,341), printing and supplies ($22,480), postage and delivery ($22,044) and equipment rental ($10,350).

2. **(a) Securities Issued**

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price	Total Proceeds	Type of Consideration Paid
03/09/05	Common Share	Private Placement	403,332	$2.25	$907,497	Cash
03/09/05	Common Share Purchase Warrant	Private Placement	403,332	Nil	Nil	Nil

(b) Options Granted

Name	Date of Option	Expiry Date	Exercise Price	Number of Shares
W. B. Ruck	August 11, 2003	August 11, 2006	$2.45	230,000
T. W. Ruck	August 11, 2003	August 11, 2006	$2.45	150,000
D. J. Currie	August 11, 2003	August 11, 2006	$2.45	180,000
L. S. Melzer	August 11, 2003	August 11, 2006	$2.45	180,000
T. L. Kraus	August 11, 2003	August 11, 2006	$2.45	150,000
K. B. Sparks	August 11, 2003	August 11, 2006	$2.45	150,000
J. P. Dorrier	August 11, 2003	August 11, 2006	$2.45	150,000

M. C. Vukets	August 11, 2003	August 11, 2006	$2.45	150,000
J. B. Petrie	August 11, 2003	August 11, 2006	$2.45	180,000
E. E. Thornton	August 11, 2003	August 11, 2006	$2.45	95,000
C. Koeksal	August 11, 2003	August 11, 2006	$2.45	65,000
C. G. Tanner	August 11, 2003	August 11, 2006	$2.45	65,000

3. (a) Authorized and Issued

Authorized capital	
Preference Shares	25,000,000
Common Shares	100,000,000
Issued and outstanding	
Preference Shares	1,000
Common Shares	38,634,901

(b)(i) Warrants Outstanding

Number of Share Purchase Warrants	Exercise Price	Expiry Date
115,500	$2.25	May 16, 2005
89,500	$2.25	June 17, 2005
403,332	$2.45	September 5, 2005

(b)(ii) Options Outstanding

Name	Number of Shares	Exercise Price	Expiry Date
W. B. Ruck	230,000	$2.45	August 11, 2006
	60,000	$1.75	March 1, 2004
	175,000	$1.80	November 1, 2004
T. W. Ruck	150,000	$2.45	August 11, 2006
	20,000	$1.75	March 1, 2004
	100,000	$1.80	November 1, 2004
D. J. Currie	180,000	$2.45	August 11, 2006
	250,000	$3.30	February 5, 2004
	20,000	$1.75	March 1, 2004
	125,000	$1.80	November 1, 2004
	75,000	$3.00	June 25, 2005
T. L. Kraus	25,000	$1.75	March 1, 2004
	100,000	$1.80	November 1, 2004
	150,000	$2.45	August 11, 2006

L. S. Melzer	180,000	$2.45	August 11, 2006
	40,000	$1.75	March 1, 2004
	125,000	$1.80	November 1, 2004
K. B. Sparks	150,000	$2.45	August 11, 2006
	20,000	$1.75	March 1, 2004
	100,000	$1.80	November 1, 2004
M. C. Vukets	20,000	$1.75	March 1, 2004
	100,000	$1.80	November 1, 2004
	100,000	$2.90	January 23, 2005
	150,000	$2.45	August 11, 2006
J. P. Dorrier	200,000	$2.95	May 23, 2005
	150,000	$2.45	August 11, 2006
J. B. Petrie	180,000	$2.45	August 11, 2006
	40,000	$1.75	March 1, 2004
	200,000	$1.80	November 1, 2004
E. E. Thornton	20,000	$1.75	March 1, 2004
	75,000	$1.80	November 1, 2004
	95,000	$2.45	August 11, 2006
C. G. Tanner	65,000	$2.45	August 11, 2006
	35,000	$1.80	November 1, 2004
C. Koeksal	50,000	$1.80	November 1, 2004
	65,000	$2.45	August 11, 2006

(c) Escrowed Shares

Nil

(d) Directors and Officers

Donald J. Currie, John P. Dorrier, Thayne L. Kraus, L. Stephen Melzer, Timothy W. Ruck, Walter B. Ruck, K. Barry Sparks, Michael C. Vukets, J. Bruce Petrie and C. Koeksal.

November, 2003

BC Form 51-901F

SCHEDULE"C": MANAGEMENT DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED SEPTEMBER 30, 2003

Overview

Ridgeway Petroleum Corp. ("Ridgeway" or the "Company") is principally engaged in the business of development of its helium and carbon dioxide ("CO_2") project (the "St. Johns Helium/CO_2 Project") in eastern Arizona and western New Mexico. The Company has spent approximately $38,398,449 to date in acquiring, exploring and developing the St. Johns Helium/CO_2 Project. The Company currently owns a 100% working interest in leases covering approximately 263,000 acres which reflects recent relinquishments following updated geological interpretations.

Pursuant to the normal course issuer bid announced in September 2001, the Company purchased 85,200 of its common shares at a cost of $168,405. All shares purchased by the Company are being held by the Company to be dealt with at a later date.

General-Financial

Management's Discussion and Analysis relating to the consolidated financial statements for the nine months ended September 30, 2003 and 2002 follows.
Since early 1997, the Company has completed a number of private placements for gross proceeds of approximately $29.7 million including proceeds from the subsequent exercise of common share purchase warrants issued in conjunction with such private placements. In addition, a further $1.9 million has raised through the exercise of incentive stock options.

To date, Ridgeway has expended most of the proceeds on the drilling of eighteen exploratory and delineation wells, including coring, casing, drill stem testing, completions and production testing as well as lease acquisition and maintenance and the completion of feasibility studies and resource evaluations regarding development of a commercial project.

The results of these activities have established that the Company's St. Johns Helium/CO_2 Project has significant gas in place and is a world class asset. It is not necessary to incur significant additional expenditures to further establish the value of this asset.

In the first quarter of 2003, the Company signed a fifteen year take or pay contract with Air Liquide for the purchase Ridgeway's helium once in production.

In late 2002, the Company signed an agreement with CIG Resources Company ("CIG"), a subsidiary of El Paso Corporation (NYSE-EP), to continue to explore and evaluate the commercial feasibility of the Company's CO_2 holdings.

With the signing of these two agreements, the Company has now achieved two of the key goals necessary in the development of the Project. The remaining strategic goal is the securing of gas contracts for the purchase of CO_2 in the enhanced oil recovery arena, which the Company is actively pursuing.

The Project contemplates the development of the field including the drilling of additional wells, adding any necessary field compression and installing gathering pipelines, the construction and operation of the helium processing plant and related facilities and construction and operation of a CO_2 pipeline to customers in California.

In November 2003, the Company announced that the previously announced Short Form Offering of 750,000 Units through First Associates Investments Inc. had closed. The Offering, which was fully subscribed, raised gross proceeds of $1,500,000 before commissions and offering expenses. Each Unit comprises one common share of the Company and one-half non-transferable share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $2.35 per share until October 31, 2004 unless the Company's shares trade at a price of $3.50 per share or more for a period of 20 consecutive trading days, in which event the Company will have the right to accelerate the expiry time of the warrants to 30 days after such 20 consecutive trading day period by providing holders of the warrants with written notice of such acceleration of the expiry time.

First Associates Investments Inc. received, among other things, (a) a cash commission equal to 7% of the gross proceeds of the Offering; (b) a corporate finance fee in the amount of $25,000 plus GST; and (c) 112,500 non-transferable Compensation Options entitling the purchase of up to that number of Units at a price of $2.00 per Unit until October 31, 2004.

Certain of the Units and all of the Compensation Options are subject to a hold period expiring March 1, 2004.

Net proceeds of the Offering have been added to the Company's working capital and are intended to be used, in part, to conduct a field development/appraisal project to acquire more precise data and detailed estimates for the field development stage and provide input for more detailed project economic modeling and to pay annual lease rentals and other expenses, all in connection with Ridgeway's St. Johns Helium/CO_2 Project located in Arizona and New Mexico.

The development/appraisal project is to consist of drilling and completing a number of wells to establish more statistically persuasive data for gas composition, average well flow by zone, optimal drilling and completion procedures, and provide additional wells for delivery of crude CO_2 to the Reliant Processing Ltd. liquids plant located within the Project field. This development/appraisal project will also test the recommendations provided by Cambrian Management, Ltd. who were retained by Ridgeway to establish drilling and completion practices for the future development of the Project. It is anticipated that the drilling will commence prior to the end of 2003.

The additional wells for the liquids plant should enable Reliant Processing to achieve their projected volume target of 500 liquid tons of CO_2 per day over the next eighteen months. At that time, the revenues from the liquids plant are anticipated to be sufficient to fund the annual lease rental payments and general and administrative expenses of Ridgeway on an ongoing basis. The ability of Ridgeway to be self-sustaining is a key step in the process of creating shareholder value.

The ability to achieve the projected volume target in the near term has been hampered by two reasons: the delay in the undertaking of the development/appraisal project by the Company and technical issues at the liquids plant related to the processing facilities. The plant has been shut down since July while Reliant has been determining how to modify their processing facilities to deal with a non-CO_2 element. Reliant has advised the Company that they expect the plant to be operational in the fourth quarter.

While continuing to develop the Project, the Company's objective is to monitize this asset and thereby create value for our shareholders. As part of this process, the Company retained the investment banking firm of Petrie Parkman & Co. (Houston, Denver, London England) in September 2003 to render financial, valuation and other investment firm services to the Company, as it explores strategic alternatives toward reaching it's stated objective of enhancing shareholder value.

Liquidity and Capital Resources

At September 30, 2003, the Company had working capital of $723,906.

Ridgeway has demonstrated the ability to raise the necessary capital, as it is required. As the Company does not believe its current share price reflects the value of the Company, each recent financing has been relatively modest in order to minimize the impact of the dilution on existing shareholders.

The Company has spent sufficient funds to establish size and value of the St. Johns Helium/CO_2 Project. The Company's financial objective is to have adequate funds available to maintain the lease position and to pay the general and administrative expenses while efforts continue to monitize the asset.

The Company will continue to require additional funds. Ridgeway believes that it has access to sufficient equity capital to maintain the asset during this period. In addition, there are common share purchase warrants and incentive stock options outstanding, which when exercised, could provide funds of approximately $11.1 million. If the Company is unable to raise sufficient funds, there is a risk of a number of leases expiring with a corresponding reduction in the value of the asset.

To date, all of the Company's fundings have been done in Canadian dollars. However, as the Company's major asset is located in the United States, the majority of its operations are conducted in U.S. dollars. This has resulted in the Company being exposed to the impact of a fluctuating Canadian dollar. Ultimately, it is the Company's objective to obtain U.S. funding and thereby reduce the foreign exchange exposure.

The Company has raised approximately $3.4 million to date in 2003 through a combination of the exercise of a number of employee stock options and common share purchase warrants, private placements and the Short Form Offering which closed in October 2003. This latter financing will provide the Company with sufficient funds to complete the development/appraisal project described above.

Results of Operations
Nine Months Ended September 30, 2003 and 2002

During the first nine months of 2003, the Company incurred a loss of $1,056,305 compared to a loss of $1,042,337 during the same period in 2002.

While the loss for the period is relatively unchanged from the comparable period last year, there are number of activities that account for the changes in the components.

The results for the current period include the revenues from the production and sale of crude CO_2 to the Reliant Processing liquids plant until its shutdown in July 2003. As noted above, the Company expects the plant to be operational in the fourth quarter. In the prior period, the liquids plant commenced operations in early July of 2002. The related depletion expense is based on the unit of production method, using the estimated volumes of gas to be produced during the twenty-year contract to provide crude CO_2 to the liquids plant.

The increase in office and equipment reflects higher rental costs as a result of a renewed office lease and higher costs associated with mailings and preparation of reports to shareholders.

In 2003, legal includes fees related to contractual negotiations, private placement and other funding activity as well as other corporate matters.

In 2002, land management services, legal and other professional included costs for the preparation of the proposed unitization agreement for the Arizona portion of the project lands.

In 2003, the increase in travel reflects the Company's efforts to raise the profile of the Ridgeway, broaden the shareholder base and facilitate the raising of additional capital. These activities included a number of meetings and presentations to the investment community in both Europe and the United States.

An additional factor influencing the results for both periods is the continued fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have been funded in Canadian dollars. For the first time in several years, the Canadian dollar has strengthened rather than weakened on a period over period basis.

The level of activity continues to be consistent with the Company having established the size and value of the Project. The Company has sufficient resources to continue the development of the project and will utilize consultants, as required.

Further losses will be incurred during this development stage of the St. Johns Helium/CO_2 Project. Profitability will not occur until the Project is fully developed and Helium and/or CO_2 is flowing to markets. The startup of the liquids plant in mid-2002 represents the initial operating revenues from the Project.

Resource property expenditures were $712,602 in the period compared to $733,598 in the prior period, all of which were attributable to the St. Johns Helium/CO_2 Project.

Results of Operations
Quarter Ended September 30, 2003 and 2002

A loss of $324,271 was incurred during the quarter ended September 30, 2003 compared to a loss of $287,788 during the same period in 2002.

The increase in the loss for the quarter compared to last year is primarily the result of the shut down of the liquids plant describe above with a corresponding reduction in depletion expense.

In 2002, land management services and legal included costs for the preparation of the proposed unitization agreement for the Arizona portion of the project lands.

The increase in travel during the current period results from various corporate meetings and related activities.

The decrease in wages and salaries for the current period reflects a reduction in staffing levels.

Resource property expenditures were $95,967 in the period compared to $92,346 in the prior period, all of which were attributable to the St. Johns Helium/CO_2 Project.

Potential Risks and Uncertainties

In addition to the risks and uncertainties identified above, this Management's Discussion and Analysis contains several forward-looking statements, which are also subject to unknown and uncertain risks, uncertainties and other factors that could cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and should be aware the Company is under no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.